

UNITRONIX CORPORATION

VIA FACSIMILE AND U.S. MAIL

March 11, 2005

David W. Edgar, Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Re: Unitronix Corporation
Form 8-K filed February 22, 2005
File No. 000-17080

Dear Mr. Edgar,

We have received your comment letter dated March 3, 2005 and have either made the requested revisions or are in the process of making the requested revisions. We have restated each of your comments below with our response following each comment.

Form 8-K filed February 22, 2005

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Revise your disclosure to include a discussion of the modification contained in the audit report dated September 20, 2004, included in your Form 10-K filed on September 28, 2004 for a going concern uncertainty. Please include your exhibit 16 letter from your former accountant in the amendment.

Response: The requested change has been made. Please see the Form 8-K/A filed today.

Forms 10-Q for the quarterly periods ended March 31, 2004 and September 30, 2004

Item 4. Controls and Procedures

2. We note your statement in Forms 10-Q that your Chief Executive Officer and your Chief Financial Officer "have concluded that as of the Evaluation Date our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise your filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

P.O. Box 454 Topsfield, MA 01983
Tel. (978) 887-5608

Response: We dismissed our former accountant because of their failure to be registered with the Public Company Accounting Oversight Board (the "PCAOB"). The Company has engaged a new auditor that is registered with the PCAOB to reaudit its June 30, 2004 financial statements and to review its Form 10-Q for the quarterly period ended September 30, 2004. The Company plans to disclose these financial statements in an amended Form 10-K for the fiscal year ended June 30, 2004. The Company also plans to amend its 10-Qs for the quarterly periods ended March 31, 2004 and September 30, 2004 and will make the requested changes.

In connection with our responses above, Unitronix Corporation hereby acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure of its filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

- It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 978-887-5608 if you have any questions regarding our responses or if there is anything I can do to help facilitate the SEC's review process.

Sincerely,

William C. Wimer
Vice President of Operations and
Chief Financial Officer

CC: Jack E. Shaw
Dale M. Hendrick